EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2008	2009	2010	2011	2012	9/30/2013	9/30/2013
EARNINGS
Income Before Income Taxes	$166,801	$201,263	$210,898	$252,618	$423,030	$373,408	$271,589
Fixed Charges (as below)	225,573	215,640	217,500	217,280	210,421	201,666	150,718
Total Earnings	$392,374	$416,903	$428,398	$469,898	$633,451	$575,074	$422,307

FIXED CHARGES
Interest Expense	$209,733	$202,426	$207,649	$204,623	$202,074	$192,458	$143,707
Credit for Allowance for Borrowed Funds Used During Construction	9,040	6,014	2,251	6,257	1,347	2,208	1,761
Estimated Interest Element in Lease Rentals	6,800	7,200	7,600	6,400	7,000	7,000	5,250
Total Fixed Charges	$225,573	$215,640	$217,500	$217,280	$210,421	$201,666	$150,718

Ratio of Earnings to Fixed Charges	1.73	1.93	1.96	2.16	3.01	2.85	2.80